SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: February 12, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Shareholders Letter and U.S. Earnings Release relating to the Fourth Quarter 2003, which appear immediately following this page.

Fourth Quarter 2003

10 February 2004

Dear Shareholders,

This time last year, we could not have anticipated that 2003 would turn out to be such a positive year for the financial services industry. It was also an excellent year for UBS – the second most profitable in our history. When conditions were difficult at the outset of the year, our results were resilient. As the year progressed, investor sentiment turned increasingly positive and activity levels picked up along with stock market valuations. Helped by this improving environment, we fully captured the resulting revenue opportunities.

     Our net profit for the year was CHF 6,385 million, up from CHF 3,535 million in 2002 – and only 18% lower than the record result we achieved in the booming markets of 2000.

     Results in both 2002 and 2003 were influenced by items that we call significant financial events – items that indicate neither future performance nor our underlying operational result. In 2002, we realized total net gains of CHF 185 million from the sale of non-core businesses. At the end of that year, our decision to adopt a single brand required us to write down the CHF 953 million net value of the PaineWebber brand. In 2003, we realized a net gain of CHF 2 million from the sale of our US clearing business. Excluding these effects, and before goodwill amortization, net profit increased 33% in 2003 from 2002. On the same basis, return on equity of 20.9% and basic earnings per share growth of 44% represent first-class shareholder returns. Our businesses closely traced the strong recovery in financial markets, gaining market share in the process. In addition, our results reflect a significant improvement in the performance of our private equity portfolio.

     Overall, expenses remain under tight control across UBS, with cost reductions in practically all categories. The cost / income ratio fell again and reached its lowest level since PaineWebber became part of UBS. Our plan to integrate IT infrastructure across UBS is the latest signal of our commitment to run this firm with maximum efficiency.

The growing strength of our franchise stands out in a fiercely competitive industry. In January, UBS was named 2004’s “Best Global Private Bank” by Euromoney. While awards are gratifying, our most important endorsement is the trust of our clients as shown by the new assets they invest with us. In 2003, wealth management clients added CHF 50.8 billion to their investments managed by UBS.

     Our Investment Banking & Securities business also achieved significant competitive gains, and is currently firmly positioned in the top bracket of the industry. Our equities business with institutional clients is stretching its lead as the number one player globally; our fixed income business continues to post results as good as any in the industry, and we ended the year as the fourth-ranked advisor for corporations worldwide, up from seventh place in 2002.

Focusing on fourth quarter, we reported net profit of CHF 1,859 million compared with a loss of CHF 101 million in the same period a year earlier, when we wrote down the value of the PaineWebber brand. Excluding all significant financial events and before goodwill, net profit increased by 94% between the two quarters. In fact, it was our best quarterly performance for more than three years, with all our businesses reporting higher pre-tax profit than the same quarter a year earlier. Our equities and fixed income businesses both reported exceptionally strong results, and rising markets helped our asset-based fees.

     Our wealth management businesses attracted CHF 14.2 billion of new assets, with strong inflows in our domestic European business, and from Asian and Eastern European clients.

When managing our business, our overriding goal is to secure an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings. Our revenue opportunities are now increasing, as markets and investor sentiment are starting to improve, and as our trading and corporate client franchises continue to grow and build their market share. It is therefore likely that the absolute levels of market and credit risk we take will experience a gradual increase in coming quarters. That said, we do not have any intention of changing our risk culture which has made an invaluable contribution to the excellent quality and consistency of our earnings.

The Board of Directors will recommend a dividend of CHF 2.60 per share to the Annual General Meeting (AGM) on 15 April 2004. The 30% increase over the CHF 2.00 paid out last year demonstrates our confidence in the sustainability of our performance as well as our commitment to provide attractive returns to shareholders. It also reflects the fact that you, our shareholders, have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buybacks. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base. With a BIS Tier 1 ratio of 11.4% on 31 December 2003, we remain committed to being one of the best-capitalized financial services firms in the world.

     At the upcoming AGM, you will also be asked to elect three new members to our Board of Directors. Stephan Haeringer, currently our Deputy CEO, has held several posi-

Fourth Quarter 2003	10 February 2004

tions with UBS over the last three decades. He will significantly strengthen the financial services expertise of our Board as Vice Chairman. We are also nominating two external, independent candidates to the Board, both of whom will bring entrepreneurial experience to our organization. Helmut Panke, Chairman of the Board of Management of BMW AG, the renowned German automotive company, and Peter Spuhler, owner of Stadler Rail AG, a dynamic young Swiss company successfully competing in the global market.

Outlook – Having successfully navigated the turbulent down-markets of the last few years with no unpredictable changes in our profitability, our strategy, or our staffing levels, we now enter what seem likely to be calmer waters with, we believe, the full confidence of our clients, our employees, and you, our shareholders. Our businesses are all performing extremely well. And while, of course, we cannot predict with certainty

10 February 2004

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

Every quarter, we update our shareholders on our businesses around the world by writing a number of feature articles.

In this one, we wrote about the success of our wealth management business in Asia Pacific and took a closer look at our prime brokerage business. You can access both at www.ubs.com/investors by clicking “Quarterly Themes”.

Or you can order the full quarterly report (English only) from UBS AG, Economic Information Center, GHDE, CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

4Q03

UBS Share Performance

Fourth Quarter 2003

Since 2001

Shareholder returns

	Quarter ended			% change from		Year ended

	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Basic EPS (CHF)
as reported[1]	1.73	1.52	(0.09)	14		5.72	2.92
before goodwill and adjusted for significant financial events[2]	1.94	1.73	0.92	12	111	6.56	4.57

RoE (%)
as reported[3]						18.2	8.9
before goodwill and adjusted for significant financial events[4]						20.9	13.9

Financial strength & ratings
As at	31.12.03	30.9.03	31.12.02

BIS Tier 1 capital ratio (%)[5]	11.4	11.5	11.3

Long-term ratings
Fitch, London	AA+	AA+	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Key income statement figures

	Quarter ended			% change from		Year ended

CHF million, except where indicated	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income statement key figures
Operating income	8,598	8,490	7,524	1	14	33,972	34,121
Operating expenses	6,306	6,353	7,776	(1)	(19)	25,624	29,577
Operating profit / (loss) before tax	2,292	2,137	(252)	7		8,348	4,544
Net profit / (loss)	1,859	1,673	(101)	11		6,385	3,535

Cost/income ratio (%)[6]	72.8	75.1	103.5			75.2	86.2

Earnings adjusted for significant financial events and pre-goodwill[7,8]
Operating income	8,598	8,490	7,452	1	15	33,811	33,894
Operating expenses	6,081	6,115	6,259	(1)	(3)	24,681	27,117
Operating profit before tax	2,517	2,375	1,193	6	111	9,130	6,777
Net profit	2,084	1,911	1,075	9	94	7,326	5,529

Cost/income ratio (%)[9]	70.2	72.2	84.1			72.7	79.5

Other key figures

				% change from
CHF million, except where indicated
As at	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

Shareholders’ equity	35,446	35,704	38,991	(1)	(9)

Market capitalization	95,401	84,440	79,448	13	20

Invested assets (CHF billion)	2,209	2,182	2,037	1	8

Headcount (full-time equivalents)
Switzerland	26,662	26,901	27,972	(1)	(5)
Europe (excluding Switzerland)	9,906	9,922	10,009	0	(1)
Americas	25,511	25,506	27,350	0	(7)
Asia Pacific	3,850	3,824	3,730	1	3
Total	65,929	66,153	69,061	0	(5)

Footnotes: 1 Details of the EPS calculation can be found in the Fourth Quarter 2003 Report. 2 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding. 3 Net profit / (loss) / average shareholders’ equity less dividends. 4 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / average shareholders’ equity less dividends. 5 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Fourth Quarter 2003 Report. 6 Operating expenses / operating income less credit loss expense or recovery. 7 Excludes the amortization of goodwill and other intangible assets. 8 Details of significant financial events can be found in the Fourth Quarter 2003 Report. 9 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events.

Throughout this document, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

4Q03

UBS Income Statement

	Quarter ended			% change from		Year ended

CHF million, except per share data	31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Operating income
Interest income	9,739	10,144	8,697	(4)	12	40,159	39,963
Interest expense	(6,732)	(6,787)	(6,000)	(1)	12	(27,860)	(29,417)

Net interest income	3,007	3,357	2,697	(10)	11	12,299	10,546
Credit loss (expense) / recovery	(62)	26	11			(116)	(206)

Net interest income after credit loss expense	2,945	3,383	2,708	(13)	9	12,183	10,340

Net fee and commission income	4,820	4,386	4,236	10	14	17,345	18,221
Net trading income	647	642	666	1	(3)	3,883	5,572
Other income	186	79	(86)	135		561	(12)

Total operating income	8,598	8,490	7,524	1	14	33,972	34,121

Operating expenses
Personnel expenses	4,038	4,372	4,021	(8)	0	17,231	18,524
General and administrative expenses	1,667	1,422	1,840	17	(9)	6,086	7,072
Depreciation of property and equipment	376	321	398	17	(6)	1,364	1,521
Amortization of goodwill and other intangible assets	225	238	1,517	(5)	(85)	943	2,460

Total operating expenses	6,306	6,353	7,776	(1)	(19)	25,624	29,577

Operating profit / (loss) before tax and minority interests	2,292	2,137	(252)	7		8,348	4,544

Tax expense / (benefit)	333	383	(209)	(13)		1,618	678

Net profit / (loss) before minority interests	1,959	1,754	(43)	12		6,730	3,866

Minority interests	(100)	(81)	(58)	23	72	(345)	(331)

Net profit / (loss)	1,859	1,673	(101)	11		6,385	3,535

Basic earnings per share (CHF)	1.73	1.52	(0.09)	14		5.72	2.92
Diluted earnings per share (CHF)	1.68	1.47	(0.09)	14		5.61	2.87

Reporting by Business Group

	Wealth Management		Global Asset				Wealth
CHF million	& Business Banking		Management		Investment Bank		Management USA		Corporate Center		UBS
For the quarter ended	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Income	3,036	2,857	451	401	3,623	2,566	1,283	1,215	267	402	8,660	7,441
Credit loss (expense) / recovery[1]	(5)	(64)	0	0	(42)	(40)	(1)	(2)	(14)	117	(62)	11

Total operating income	3,031	2,793	451	401	3,581	2,526	1,282	1,213	253	519	8,598	7,452

Personnel expenses	1,118	1,148	200	191	1,604	1,521	930	927	186	234	4,038	4,021
General and administrative expenses	543	547	96	124	606	672	250	277	172	220	1,667	1,840
Depreciation	101	118	10	11	89	99	33	36	143	134	376	398
Amortization of goodwill and other intangible assets	17	26	33	41	69	76	79	107	27	33	225	283

Total operating expenses	1,779	1,839	339	367	2,368	2,368	1,292	1,347	528	621	6,306	6,542

Business Group performance before tax and excluding significant financial events	1,252	954	112	34	1,213	158	(10)	(134)	(275)	(102)	2,292	910
Significant financial events	0	0	0	0	0	0	0	(1,234)	0	72	0	(1,162)
Tax expense / benefit											333	(209)

Net profit before minority interests											1,959	(43)
Minority interests											(100)	(58)

Net profit											1,859	(101)

Footnotes: 1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 62 million expense for the quarter ended 31 December 2003 (CHF 11 million recovery for the quarter ended 31 December 2002) is as follows: Wealth Management & Business Banking CHF 108 million expense (CHF 60 million expense), Investment Bank CHF 46 million recovery (CHF 72 million recovery) and Wealth Management USA CHF 0 million (CHF 1 million expense).

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

UBS AG
Investor Relations
Tel. 212-713-3641

www.ubs.com

February 10, 2004

Fourth Quarter 2003
US Shareholders’ Release

UBS reports 2003 net profit of $5,149 million and fourth quarter net profit of $1,499 million1

With 2003 net profit of CHF 6,385 million ($5,149 million), UBS reports its second most profitable year ever. Excluding goodwill amortization and significant financial events2, net profit rose 33% from 2002. UBS shareholders benefit from a combination of high return on equity, rapid earnings per share growth, a record dividend, and top-tier capitalization. Net new money inflows in the wealth management businesses totaled CHF 50.8 billion ($41.0 billion) in 2003.

New York, February 10, 2004 – UBS reports 2003 net profit of CHF 6,385 million ($5,149 million), up 81% from CHF 3,535 million ($2,851 million) in 2002. Results in both 2002 and 2003 were influenced by individual items that UBS terms significant financial events2. Excluding these effects, and before goodwill amortization, net profit in 2003 increased by 33% from 2002.

“2003 turned out to be a surprisingly good year for financial markets, and a terrific year for UBS. Our businesses have made sustainable competitive gains across the globe. Put that together with tight cost control and disciplined capital management and we’ve delivered rapid EPS growth, combined with a high return on equity, so that now we can reward our shareholders with a record dividend,” said Peter Wuffli, Chief Executive Officer.

All businesses reported a stronger set of results in 2003 than in 2002, continuing to build market share as financial markets recovered. Private clients added net new assets of CHF 50.8 billion ($41.0 billion) to their investments managed by UBS [CHF 36.2 billion ($29.2 billion) in 2002]. The Investment Bank also made significant competitive gains, and is firmly positioned in

1 Note on US$ conversions:

UBS Group manages its businesses and reports its results in Swiss Francs (CHF). USD figures provided for convenience only. All figures for all periods have been translated at $1 = CHF 1.24, the spot rate on December 31, 2003. This rate is not the rate that would be used for a translation under U.S. GAAP or IFRS if USD were the reporting currency of the Group. All percentage changes are based on CHF amounts.

2 Significant Financial Events (SFEs):

SFEs are not indicative of future results or the underlying performance of UBS’s businesses.

Events identified as SFEs in 2003:

•	in second quarter: gains of CHF 2 million ($1.6 million) after tax [CHF 161 million ($130 million) pre-tax] from the sale of Wealth Management USA’s clearing business. Booked in Wealth Management USA as “Other income”.

Events identified as SFEs in 2002:

•	in fourth quarter: non-cash writedown of CHF 953 million ($769 million) [CHF 1,234 million ($995 million) pre-tax] for the discontinuation of the PaineWebber brand name. Booked in Wealth Management USA as “Amortization of goodwill and other intangibles”.

Investor Relations February 10, 2004 Page 2 of 16

•	in fourth quarter: gains of CHF 60 million ($48 million) after tax [CHF 72 million ($58 million) pre-tax] from the sale of Klinik Hirslanden, a private hospital group. Booked in Corporate Center as “Other income”.

•	in first quarter: gains of CHF 125 million ($101 million) after tax [CHF 155 million ($125 million) pre-tax] from the sale of private bank Hyposwiss. Booked in Corporate Center as “Other income”.

Investor Relations February 10, 2004 Page 3 of 16

the industry’s top bracket, ending the year as the fourth-ranked advisor for corporations globally, up from seventh place in 2002. In Switzerland, UBS kept its strong leadership in the domestic market and reported record annual profits.

Operating income in 2003 was practically unchanged from the previous year. At the beginning of 2003, asset-based revenues were impacted by low market levels and started to recover only in the second half of the year. This was partially offset by higher revenues from fixed income trading and much lower private equity writedowns.

At the same time, costs continued to be tightly managed. Operating expenses fell 13% from 2002. Excluding the effect of the PaineWebber brand writedown, operating expenses fell 10%, reflecting cost reductions in all categories.

Fourth quarter results

In fourth quarter 2003, UBS reported a net profit of CHF 1,859 million ($1,499 million) against a loss of CHF 101 million ($81 million) in the same period a year earlier. Excluding the effect of significant financial events in fourth quarter 2002 and before goodwill amortization, net profit increased 94%, making it the best quarterly result for more than three years. All Business Groups reported an increase in profitability compared to a year earlier. The Investment Banking & Securities unit reported an exceptionally robust result with equally strong fixed income and equities revenues and a record underwriting quarter. In addition, asset-based fees continued to benefit from rising markets. More frequent trading by individual investors drove up transaction revenues, while the private equity portfolio showed a positive quarterly result.

The cost/income ratio was 72.8% in fourth quarter 2003. Excluding goodwill and significant financial events, the cost/income ratio fell to 70.2%, its lowest level since PaineWebber became a part of UBS.

Credit losses stood at CHF 62 million ($50 million), compared to a net recovery of CHF 11 million ($9 million) in fourth quarter 2002. Wealth Management & Business Banking experienced net credit losses of CHF 108 million ($87 million) in fourth quarter 2003, influenced by the impact of the sudden default of Erb Group, a privately held Swiss conglomerate. The Investment Bank realized net recoveries of CHF 46 million ($37 million), reflecting the more positive international political and economic environment.

Dividend of CHF 2.60 per share and new buyback program

For the 2003 financial year, the Board of Directors will recommend a dividend of CHF 2.60 per share to the Annual General Meeting (AGM) on April 15, 2004. This is an increase of 30% from the 2002 dividend.

UBS’s ongoing share buyback programs are another important tool in achieving attractive shareholder returns. Under the 2003 buyback program, UBS had bought back a total of 56,707,000 shares as of December 31, 2003 for a total value of CHF 4.3 billion ($3.5 billion). This program will run until March 5, 2004 and allows a maximum purchase value of CHF 5 billion ($4 billion) in UBS shares. Subject to the approval of the AGM, all shares repurchased under this program will be canceled and cannot be reissued.

Given the strong capitalization of UBS, the Board of Directors has decided to launch a new buyback program with a maximum buyback limit of CHF 6 billion ($5 billion), which is to start on March 8, 2004 and will run until March 7, 2005.

Investor Relations February 10, 2004 Page 4 of 16

UBS Americas Highlights

Wealth Management USA

•	Wealth Management USA continued to report consistently strong inflows of net new money. In the fourth quarter, net new money including dividends and interest totaled $9.5 billion.

•	Invested assets totaled $511 billion on December 31, 2003. In US dollar terms, invested assets increased 8% during the quarter and were 21% higher compared to a year earlier, reflecting positive inflows of net new money and the effects of market appreciation on invested assets.

•	Including acquisition costs, the reported cost/income ratio in the fourth quarter was 101%. Before acquisition costs, the cost/income ratio was 86% in fourth quarter 2003, down from 87% in third quarter 2003. The improvement reflects higher revenue from the excellent performance of our core private client business. In particular, the cost/income ratio benefited from strong recurring fees, increased net interest and transactional revenue, as well as improved revenue in the Municipal Securities business.

•	Recurring fees were $408 million in fourth quarter 2003. Excluding the effects of currency fluctuations, recurring fees increased 4% in the fourth quarter. This improvement reflects increased fees from rising asset levels in managed account products. In US dollar terms, recurring fees have increased each quarter over the past year to reach their highest level since PaineWebber became part of UBS.

•	The Municipal Securities Group continued to perform strongly in the fourth quarter, ranking second in the industry in lead-managed negotiated underwriting volume. The business generated revenues of $373 million in full-year 2003. In US dollar terms, municipal finance revenues for the year increased 11% — to a new record. In fourth quarter 2003, the group achieved a market share of 11.7%, up from 9.3% a year earlier, and was the top underwriter in the Housing Finance sector for the fourth quarter.

•	UBS Bank USA, which was launched last September to provide affluent investors with an enhanced collateralized lending service and FDIC-insured deposits, performed in line with expectations during its first full quarter of operation. The bank’s assets grew by $6 billion during the quarter and its assets had exceeded $11 billion as of December 31, 2003. Loans made to clients under our fixed and variable credit lines totaled $4.5 billion, including loans made before the opening of UBS Bank USA, and the bank’s investment portfolio grew to $6.6 billion. Deposits of $8.2 billion provide most of the funding for the bank’s assets.

Investment Bank

•	According to Freeman data, UBS improved its share of the US corporate fee pool to 5.4% for full year 2003, up from 4.3% in the first nine months of the year. UBS’s ranking also continued to improve, rising to seventh from eighth place over the same period. This strong result was driven by market share gains in M&A, equities,

Investor Relations February 10, 2004 Page 5 of 16

convertibles, high yield debt and investment grade debt. Notable transactions in the US during the quarter included:

•	Co-advisor to WellPoint Health Networks on its $16.4 billion merger with Anthem Inc., which was the second largest announced US M&A deal in 2003.

•	Joint bookrunner for Newmont Mining Corporation, the world’s largest gold producer, on its follow-on offering of 24 million common shares for $1.1 billion.

•	Joint bookrunner in an institutional debt offering for Wells Fargo, a leading US financial services company, with institutional orders in excess of $1.7 billion.

•	In Institutional Investor’s All-America Research Team rankings, UBS ranked number five in US equity research, an improvement from last year’s eighth place finish. UBS secured 32 positions in the survey, up from 20 positions in 2002. In Institutional Investor’s global survey, UBS took top position for best overall global equity research, up from fourth place last year.

•	In Institutional Investor’s 2003 US Fixed Income Market report, UBS took top honors in the collateralized mortgage obligation, repurchase agreement, distressed debt and Yankee bond trading categories and has moved up to third place overall in fixed income trading.

•	According to Thomson Financial, UBS once again topped the US Mortgage-Backed Securities rankings with an 11.6% market share.

•	UBS joined the Mexican Stock Exchange in October and ended the year on a high note by serving as joint bookrunner for Petroleos Mexicanos (Pemex), the Mexican state oil company, on its issuance of a seven-year $1.4 billion bond convertible into European stock.

•	In NYSE trading volumes, UBS maintained its third position with a 10.2% market share in the fourth quarter, up from 8.8% last quarter. At NASDAQ, UBS rose to the sixth position with a 5.4% market share in fourth quarter 2003, up from seventh with a 4.1% market share in the third quarter.

Global Asset Management

•	Global Asset Management had another strong quarter in its separately managed accounts business bringing its invested assets total to $3.7 billion, up 102% from year-end 2002.

•	Private Wealth Solutions, a managed account program that provides access to Global Asset Management’s investment capabilities and targets high net worth individuals, continued to experience strong growth with invested assets totaling $2.4 billion at year’s end. This is a 263% increase from last year’s invested asset total.

•	Global Asset Management introduced several new Multi-Asset Portfolios (MAPs) in the fourth quarter, including a MAP that contains an innovative active asset allocation overlay. At year-end, MAPs represented over $1.4 billion in invested assets.

Investor Relations February 10, 2004 Page 6 of 16

Financial ratios as reported for full-year 2003

Return on equity for 2003 was 18.2%, compared to 8.9% a year earlier. Basic earnings per share were CHF 5.72 ($4.61), compared to CHF 2.92 ($2.35) in 2002. The 2003 cost/income ratio was 75.2%, compared to 86.2% a year earlier.

Performance against UBS financial targets in 2003
(pre-goodwill and adjusted for significant financial events)

UBS sets its financial targets and evaluates performance in terms of adjusted results, excluding significant financial events3 and excluding the amortization of goodwill and other intangible assets.

UBS’s performance against financial targets shows:

•	Return on equity for 2003 was 20.9%, up from 13.9% a year ago and above the target range of 15 to 20%. This was the best result since the very strong return of 24.3% achieved in the booming markets of 2000. The increase over last year reflects the significant growth in net profit combined with a lower average level of equity resulting from continued share buyback programs

•	Basic earnings per share were CHF 6.56 ($5.29), an increase of CHF 1.99 ($1.60) or 44% from 2002, driven by the same factors as affected return on equity.

•	The cost/income ratio was 72.7% in 2003, an improvement from 79.5% in 2002. It stands at its lowest level since PaineWebber became part of UBS due to ongoing cost management initiatives and the lowering of compensation ratios.

Year to date (annualized for 30 September 2003)		31.12.03	30.9.03	31.12.02

RoE (%)
as reported	1	18.2	16.9	8.9
before goodwill and adjusted for significant financial events	2	20.9	19.5	13.9

For the quarter ended		31.12.03	30.9.03	31.12.02

Basic EPS (CHF)
as reported	3	1.73	1.52	(0.09)
before goodwill and adjusted for significant financial events	4	1.94	1.73	0.92

Cost / income ratio (%)
as reported	5	72.8	75.1	103.5
before goodwill and adjusted for significant financial events	6	70.2	72.2	84.1

Net new money, wealth management units (CHF billion)	7, 8
Wealth Management		6.4	9.4	2.8
Wealth Management USA		7.8	5.7	6.3

Total		14.2	15.1	9.1

1 Net profit / (loss) / average shareholders’ equity less dividends. 2 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / average shareholders’ equity less dividends. 3 Details of the EPS calculation can be found in the Fourth Quarter 2003 Report. 4 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding. 5 Operating expenses / operating income less credit loss expense or recovery. 6 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events. 7 Excludes interest and dividend income. 8 Wealth Management and Wealth Management USA.

3 Significant financial events:

Items recorded in the financial statements and identified as significant financial events in 2002 and 2003 are listed on page 1 of this media release.

Investor Relations February 10, 2004 Page 7 of 16

Risk management

Taking risk is an integral part of UBS’s business. Therefore, the firm’s overriding goal is to achieve an appropriate balance between risk and return, not to minimize risk. We limit the scope for adverse variations in earnings through controlling exposure to major individual “stress” events.

With markets and investor sentiment starting to improve, and with UBS’s growing corporate client and trading franchises continuing to build their market share, the firm’s revenue opportunities are increasing. Therefore market and credit risk levels are likely to experience a gradual increase in coming quarters.

This does not represent a change to the approach that has served UBS so well in the past. The firm has no intention of changing its risk culture and will retain its overriding commitment to high-quality earnings through diversification and liquidity of risk. As one example, UBS continues to believe that the quality of advice will remain the principal driving factor in building its global investment banking franchise. This means that UBS will neither attempt to acquire new business through balance sheet strength alone nor substantially increase its appetite for purely proprietary trading.

With the growth in competitiveness of its trading businesses, UBS has already seen a gradual increase in its risk consumption, as measured by Value at Risk (VaR)4. Given the successful growth of its franchise, combined with increasing market opportunities, UBS has decided to raise the VaR limit for its Investment Bank, which has remained unchanged since 1999. From 2004 onwards, the VaR limit for the Investment Bank will rise to CHF 600 million ($484 million) from CHF 450 million ($363 million). Accordingly, the VaR limit for UBS as a whole will increase to CHF 750 million ($605 million) from CHF 600 million ($484 million).

In its credit business, UBS will not change its strategy of focusing lending outside Switzerland on important advisory or underwriting clients, avoiding pure commercial lending. However, because of the strengthening of its franchise with exactly these corporate clients, UBS expects to selectively allocate moderately higher capital resources to support its business growth. Any increase in risk-weighted assets will be gradual and balanced across its lending business for core corporate clients, derivatives activity and loan underwriting.

4 Value at Risk (VaR)

In common with its peers, UBS measures and limits market risk using a VaR methodology. VaR expresses the potential loss which could arise on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (‘holding period’), and measured to a specified level of confidence.

These estimates are based on historical simulation, i.e. assessing the impact of historical market movements on today’s portfolio. UBS sets its VaR limit in terms of a 10-day holding period, measured to a 99% confidence level, and using five years of historical data.

VaR is a statistical measure of potential trading revenue volatility and an increase in the general level of VaR would normally be expected to lead to a corresponding increase in the volatility of daily trading revenues. However, the 10-day VaR measure takes no account of the mitigating action that could be taken in the event of adverse market moves, nor does it express the worst result that could occur as a result of extreme or unusual market conditions.

Investor Relations February 10, 2004 Page 8 of 16

The absolute level should not therefore be interpreted as the likely range of daily trading revenues.

Investor Relations February 10, 2004 Page 9 of 16

Integration of IT infrastructure

A recent example of UBS’s “one-firm” approach is the decision to integrate information technology infrastructure (ITI) functions. This year, UBS will create a central ITI unit with an entrepreneurial mandate to service all businesses in a client-focused and cost-efficient way. This new unit will employ 3,000 people and will cover almost all existing IT infrastructure functions across UBS – the management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.

Under the leadership of Scott Abbey, Chief Technology Officer – a newly created role, reporting to the CFO – the ITI unit will be mandated to provide an efficient, stable technology infrastructure that fully meets the needs of the businesses. The unit will look to streamline the IT infrastructure organization across UBS, leverage UBS’s combined purchasing power, and create a consistent technical architecture over the long term.

Outlook

The last few years have been difficult for the financial services industry, with economic and geopolitical uncertainties weighing heavily on markets. Now, conditions appear to be improving and investors are increasingly optimistic. Having successfully navigated the turbulent down-markets with no unpredictable changes in profits, strategy, or staffing levels, UBS now enters what seem likely to be calmer waters.

“Our businesses are all performing extremely well and are positioned for growth. And while, of course, we cannot predict with certainty whether markets will continue in their friendly mood, we are committed to again securing for our investors the best possible returns in 2004,” Peter Wuffli said.

Investor Relations February 10, 2004 Page 10 of 16

Senior management compensation 2003

For 2003, senior management compensation (as defined by the SWX Swiss Exchange Directive on Corporate Governance) totaled CHF 158.4 million ($127.7 million) – compared to CHF 147.1 million ($118.6 million) in 2002.

These totals exclude merger-related retention payments for the two ex-PaineWebber executives of CHF 21.1 million (actual retention payments: $17.0 million) in 2003 and CHF 20.6 million (actual retention payments: $14.9 million) in 2002.

Membership and size of UBS’s senior management was different in the two years, as detailed in the note to the table below. Average compensation per head increased by 21% between the two years.

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, was CHF 17.2 million ($13.9 million) for the financial year 2003 [CHF 11.3 million ($9.1 million) in 2002], including restricted UBS shares valued at CHF 7.5 million ($6.0 million) [CHF 4.6 million ($3.7 million) in 2002]. In addition, he received 127,000 options valued at a total of CHF 1.6 million ($1.3 million) granted as a long-term incentive [CHF 1.2 million ($1.0 million) in 2002].

Executive members of the BoD and members of the GEB

CHF million	2003	2002

Cash component (base salary, cash part of bonus)	79.2	89.5
Employer’s contributions to retirement benefit plans	1.2	1.3
Benefits in kind, fringe benefits, at market value	1.0	1.0
Restricted UBS shares, at fair value	64.2	41.0
Restricted UBS stock options, at fair value (granted as a long-term incentive)	12.8	14.3

     For the financial year 2003, total compensation includes:

•	the two executive members of the Board of Directors (BoD)

•	the ten members of the Group Executive Board (GEB) as of December 31, 2003

•	one former executive Vice Chairman of the Board (Johannes A. de Gier who stepped down as Vice Chairman in first quarter 2003, remaining a non-executive member of the Board of Directors)

For the financial year 2002, total compensation includes:

•	three executive members of the Board of Directors (BoD) - ten members of the Group Executive Board (GEB)

•	the two former members of the GEB who left UBS in 2002 (Luqman Arnold as of January 31, 2002 and Markus Granziol as of August 31, 2002)

UBS will disclose further information on executive and Board compensation according to the SWX Swiss Exchange “Directive on Information relating to Corporate Governance” in its annual financial reporting on March 17, 2004.

Investor Relations February 10, 2004 Page 11 of 16

UBS Financial Highlights

		Quarter ended			% change from		Year ended

CHF million, except where indicated		31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Income statement key figures
Operating income		8,598	8,490	7,524	1	14	33,972	34,121
Operating expenses		6,306	6,353	7,776	(1)	(19)	25,624	29,577
Operating profit / (loss) before tax		2,292	2,137	(252)	7		8,348	4,544
Net profit / (loss)		1,859	1,673	(101)	11		6,385	3,535
Cost / income ratio (%)	[1]	72.8	75.1	103.5			75.2	86.2

Per share data (CHF)
Basic earnings per share	[2]	1.73	1.52	(0.09)	14		5.72	2.92
Diluted earnings per share	[2]	1.68	1.47	(0.09)	14		5.61	2.87

Return on shareholders’ equity (%)	[3]						18.2	8.9

CHF million, except where indicated					% change from

As at		31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

Shareholders’ equity		35,446	35,704	38,991	(1)	(9)

Market capitalization		95,401	84,440	79,448	13	20

BIS capital ratios
Tier 1 (%)	[4]	11.4	11.5	11.3
Total BIS (%)		12.8	13.3	13.8
Risk-weighted assets		261,618	241,533	238,790	8	10

Invested assets (CHF billion)		2,209	2,182	2,037	1	8

Headcount (full-time equivalents)
Switzerland		26,662	26,901	27,972	(1)	(5)
Europe (excluding Switzerland)		9,906	9,922	10,009	0	(1)
Americas		25,511	25,506	27,350	0	(7)
Asia Pacific		3,850	3,824	3,730	1	3
Total		65,929	66,153	69,061	0	(5)

Long-term ratings
Fitch, London		AA+	AA+	AAA
Moody’s, New York		Aa2	Aa2	Aa2
Standard & Poor’s, New York		AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill 5, 6

		Quarter ended			% change from		Year ended

CHF million, except where indicated		31.12.03	30.9.03	31.12.02	3Q03	4Q02	31.12.03	31.12.02

Operating income		8,598	8,490	7,452	1	15	33,811	33,894
Operating expenses		6,081	6,115	6,259	(1)	(3)	24,681	27,117
Operating profit before tax		2,517	2,375	1,193	6	111	9,130	6,777
Net profit		2,084	1,911	1,075	9	94	7,326	5,529

Cost/income ratio (%)	[7]	70.2	72.2	84.1			72.7	79.5
Basic earnings per share (CHF)	[8]	1.94	1.73	0.92	12	111	6.56	4.57
Diluted earnings per share (CHF)	[9]	1.89	1.68	0.92	13	105	6.43	4.50

Return on shareholders’ equity (%)	[10]						20.9	13.9

1 Operating expenses / operating income less credit loss expense or recovery. 2 Details of the EPS calculation can be found in the Fourth Quarter 2003 Report. 3 Net profit / (loss) / average shareholders’ equity less dividends. 4 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Fourth Quarter 2003 Report. 5 Excludes the amortization of goodwill and other intangible assets. 6 Details of significant financial events can be found in the Fourth Quarter 2003 Report. 7 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events. 8 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding. 9 Net profit / (loss) for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding for diluted EPS. 10 Net profit / (loss) less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / average shareholders’ equity less dividends.

Throughout this document, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

Investor Relations February 10, 2004 Page 12 of 16

UBS Financial Highlights

US$ - convenience translation		Quarter ended	Year ended

USD million, except where indicated		31.12.03	31.12.03

Income statement key figures
Operating income		6,934	27,397
Operating expenses		5,085	20,665
Operating profit before tax		1,848	6,732
Net profit		1,499	5,149
Cost/income ratio (%)	[1]	72.8	75.2

Per share data (USD)
Basic earnings per share	[2]	1.40	4.61
Diluted earnings per share	[2]	1.35	4.52

Return on shareholders’ equity (%)	[3]		18.2

USD million, except where indicated
As at		31.12.03

Shareholders’ equity		28,585

Market capitalization		76,936

BIS capital ratio
Tier 1 (%)	[4]	11.4
Total BIS (%)		12.8
Risk-weighted assets		210,982

Invested assets (USD billion)		1,781

Headcount (full-time equivalents)
Switzerland		26,662
Europe (excluding Switzerland)		9,906
Americas		25,511
Asia Pacific		3,850
Total		65,929

Long-term ratings
Fitch, London		AA+
Moody’s, New York		Aa2
Standard & Poor’s, New York		AA+

Earnings adjusted for significant
financial events and pre-goodwill [5,6]		Quarter ended	Year ended

USD million, except where indicated		31.12.03	31.12.03

Operating income		6,934	27,267
Operating expenses		4,904	19,904
Operating profit before tax		2,030	7,363
Net profit		1,681	5,908

Cost/income ratio (%)	[7]	70.2	72.7
Basic earnings per share (USD)	[8]	1.56	5.29
Diluted earnings per share (USD)	[9]	1.52	5.19

Return on shareholders’ equity (%)	[10]		20.9

1 Operating expenses / operating income less credit loss expense or recovery. 2 Details of the EPS calculation can be found in the Fourth Quarter 2003 Report. 3 Net profit / average shareholders’ equity less dividends. 4 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Fourth Quarter 2003 Report. 5 Excludes the amortization of goodwill and other intangible assets. 6 Details of significant financial events can be found in the Fourth Quarter 2003 Report. 7 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events. 8 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding. 9 Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / weighted average shares outstanding for diluted EPS. 10 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax) / average shareholders’ equity less dividends.

Throughout this document, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

Investor Relations February 10, 2004 Page 13 of 16

Business Group Results

Wealth Management & Business Banking

Wealth Management’s full-year 2003 pre-tax profit, at CHF 2,609 million ($2,104 million), increased 4% from 2002, mainly due to the recovery in financial markets which resulted in higher recurring asset-based fees during the second half of the year. Net new money inflows for the year totaled CHF 29.7 billion ($24.0 billion), up 68% from the 2002 result, driven by particularly strong inflows into the European wealth management business and from Asian clients.

In fourth quarter 2003, profit before tax stood at CHF 705 million ($569 million). This 1% decline from third quarter reflected a drop in fee income on seasonally low transaction volumes and the negative impact of the US dollar’s fall against the Swiss franc. These factors were only partially offset by lower personnel expenses. The business unit’s cost/income ratio increased by 1 percentage point to 60%.

Business Banking Switzerland reported a pre-tax profit of CHF 2,153 million ($1,736 million) for full-year 2003. This 9% increase on the 2002 result was achieved despite the difficult market conditions at the outset of the year. The improvement reflects both continued tight management of the cost base and the structural improvement in the domestic loan portfolio in recent years.

Fourth quarter pre-tax profit was CHF 547 million ($441 million), up by 4% from third quarter, mainly due to lower expected credit loss expense and a drop in performance-related compensation following the determination of bonuses in fourth quarter.

Global Asset Management

Global Asset Management reported a pre-tax profit of CHF 332 million ($268 million) for full-year 2003, up 52% from the 2002 result. The equity market recovery in the second half of the year, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulted in higher invested asset levels and, consequently, increased asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, grew significantly over 2002. Ongoing cost control initiatives reduced operating expenses, further underpinning profitability.

For full-year 2003, net new money inflows in the institutional business stood at CHF 12.7 billion ($10.2 billion), improving significantly from the outflows of CHF 1.4 billion ($1.1 billion) recorded in 2002. The wholesale intermediary fund business reported a net new money outflow of CHF 5.0 billion ($4.0 billion) in 2003 [compared with an outflow of CHF 6.3 billion ($5.1 billion) in 2002]. The net outflow in 2003 was entirely attributable to outflows in money market funds related to the launch of UBS Bank USA. Before the bank’s launch in third quarter 2003, private-client cash balances in the US were swept into money market funds. Now they are redirected automatically into FDIC-insured deposit accounts.

In fourth quarter 2003, Global Asset Management’s pre-tax profit was CHF 112 million ($90 million), up 29% from third quarter. A fall in performance-related fees was more than offset by lower incentive-based compensation and general administrative expenses.

Investor Relations February 10, 2004 Page 14 of 16

Investment Bank

The Investment Banking & Securities business unit recorded a pre-tax profit of CHF 4,078 million ($3,289 million) in full-year 2003. This 30% increase from 2002 reflects strong performance in all our businesses. In particular, the Fixed Income, Rates and Currencies business posted a record result, reflecting the breadth of its capabilities and the expansion of its franchise. At the same time, costs remained under control. In full-year 2003, the compensation ratio fell to 51% from 55% in 2002. Annual performance-related payments are driven by the revenue mix across business areas and are managed in line with market levels.

Pre-tax profit in fourth quarter 2003 stood at CHF 1,153 million ($930 million), up 122% from the same period last year and 19% higher than in third quarter 2003. This represented the best quarterly result since first quarter 2001. Revenues increased by 22% from fourth quarter 2002. Performance was strong in all business areas. Revenues from the Fixed Income, Rates and Currencies business were 32% higher than in fourth quarter 2002. In the Equities business, income increased 17% on strong primary revenues. At the same time, improved revenues from client trading commissions and equity finance more than offset adverse currency movements. In Investment Banking, revenues rose 15%, reflecting competitive gains that lifted global market share to 5.6% from 4.6%. Moreover, UBS advanced to fourth place in 2003 from seventh a year earlier in Freeman’s investment banking fee rankings.

Operating expenses in fourth quarter 2003 remained largely unchanged from the same quarter a year earlier, as a revenue-driven increase in personnel expenses largely offset the impact of currency movements. The cost/income ratio was 66% in fourth quarter 2003. Excluding goodwill amortization, it fell to 64% from the 78% reported in fourth quarter 2002. This reflects the sharp downward correction of the compensation ratio reflecting the final determination of bonuses.

Private Equity recorded a pre-tax loss of CHF 189 million ($152 million) in full-year 2003. The marked improvement on the pre-tax loss of CHF 1,761 million ($1,420 million) in 2002 reflects much lower levels of writedowns and a number of successful exits in 2003.

For fourth quarter 2003, the unit reported a pre-tax profit of CHF 60 million ($48 million), attributable to the realization of capital gains on successful exits.

Investor Relations February 10, 2004 Page 15 of 16

Wealth Management USA

     The Wealth Management USA business was well positioned to benefit from the improvement in investor sentiment and market conditions in 2003. Net new money inflows of CHF 21.1 billion ($17.0 billion) over the year reflected the strong appeal of its advice and services. In US dollar terms, this represents a 14% increase over the net new money attracted in 2002.

     Including acquisition costs (goodwill amortization, net goodwill funding and retention payments), the Business Group reported a pre-tax loss of CHF 5 million ($4 million) in full-year 2003 compared to a loss of CHF 1,800 million ($1,452 million) in 2002. Excluding significant financial events 5 and before acquisition costs, operational performance showed a profit of CHF 664 million ($535 million) in 2003, compared to CHF 632 million ($510 million) in 2002.

     In fourth quarter 2003, Wealth Management USA reported a pre-tax loss of CHF 10 million ($8 million). Before acquisition costs, and excluding significant financial events, pre-tax profit increased 6% from third quarter to CHF 181 million ($146 million). On the same basis, but in US dollars, the operating result was 12% higher than in third quarter, reflecting a record level of recurring fees and higher net interest and transactional revenues, as well as increased municipal securities revenues.

[5]	Significant financial events identified for Wealth Management USA

-	in second quarter 2003: pre-tax gain of CHF 161 million ($130 million) from the sale of Wealth Management USA’s clearing business. Booked in Wealth Management USA as “Other income”.

-	in fourth quarter 2002: non-cash writedown of CHF 1,234 million ($995 million) pre-tax for the discontinuation of the PaineWebber brand name. Booked in Wealth Management USA as “Amortization of goodwill and other intangibles”.

Investor Relations February 10, 2004 Page 16 of 16

Invested Assets

	Quarter ended			% change from

CHF billion	31.12.03	30.9.03	31.12.02	30.9.03	31.12.02

UBS	2,209	2,182	2,037	1	8

Wealth Management & Business Banking
Wealth Management	701	693	642	1	9
Business Banking Switzerland	212	208	205	2	3

Global Asset Management
Institutional	313	305	274	3	14
Wholesale Intermediary	261	267	259	(2)	1

Investment Bank	4	3	3	33	33

Wealth Management USA	634	626	584	1	9

Corporate Center
Private Banks & GAM	84	80	70	5	20

Net New Money 1

	Quarter ended			Year ended

CHF billion	31.12.03	30.9.03	31.12.02	31.12.03	31.12.02

UBS	9.9	20.2	9.0	61.6	36.9

Wealth Management & Business Banking
Wealth Management	6.4	9.4	2.8	29.7	17.7
Business Banking Switzerland	(1.0)	(2.4)	(2.7)	(5.0)	3.7

Global Asset Management
Institutional	1.4	6.3	2.4	12.7	(1.4)
Wholesale Intermediary	(8.3)	(1.4)	(0.8)	(5.0)	(6.3)

Investment Bank	0.6	0.2	0.1	0.9	0.5

Wealth Management USA	7.8	5.7	6.3	21.1	18.5

Corporate Center
Private Banks & GAM	3.0	2.4	0.9	7.2	4.2

[1] Excludes interest and dividend income.

Investor Relations February 10, 2004 Page 17 of 16

Invested Assets

US$ figures — convenience translation

Quarter ended

USD billion	31.12.03

UBS	1,781

Wealth Management & Business Banking
Wealth Management	565
Business Banking Switzerland	171

Global Asset Management
Institutional	252
Wholesale Intermediary	210

Investment Bank	3

Wealth Management USA	511

Corporate Center
Private Banks & GAM	68

Net New Money 1

US$ figures — convenience translation

	Quarter ended	Year ended

USD billion	31.12.03	31.12.03

UBS	8.0	49.7

Wealth Management & Business Banking
Wealth Management	5.2	24.0
Business Banking Switzerland	(0.8)	(4.0)

Global Asset Management
Institutional	1.1	10.2
Wholesale Intermediary	(6.7)	(4.0)

Investment Bank	0.5	0.7

Wealth Management USA	6.3	17.0

Corporate Center
Private Banks & GAM	2.4	5.8

[1] Excludes interest and dividend income.

Investor Relations February 10, 2004 Page 18 of 16

Further information on UBS’s quarterly results is available at

http://www.ubs.com/e/investors.html

•	4Q2003 Report (pdf and interactive version)

•	4Q2003 Results slide presentation

•	Letter to shareholders

Webcast: A webcast playback of the results presentation by Peter Wuffli, Chief Executive Officer, UBS, is available at http://www.ubs.com/e/investors.html

The complete line of 2003 annual reporting products – which comprises the Financial Report, the Handbook and the Annual Review – will be published on March 17, 2004.

UBS

Contact: Investor Relations, tel. 212-713-3641

http://www.ubs.com/e/investors.html

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
	By:	/s/ Robert Dinerstein
		Name:	Robert Dinerstein
		Title	Managing Director

	By:	/s/ Per Dyrvik
		Name:	Per Dyrvik
		Title:	Managing Director

Date: February 12, 2004